

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2022

Neil J. Laird
Chief Financial Officer
NovAccess Global Inc.
8834 Mayfield Road, Suite C
Chesterland , Ohio 44026

>   **Re: NovAccess Global Inc.**
>   **Form 10-K for the year ended September 30, 2021**
>   **Filed January 13, 2022**
>   **File No. 000-29621**

Dear Mr. Laird:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended September 30, 2021

Item 9A. Controls and Procedures, page 8

1. We note in the first paragraph of this section that your disclosure controls and procedures were effective as of September 30, 2021. We also note in the third paragraph of this section that you indicated that your disclosure controls and procedures were not effective as of September 30, 2021 due to a material weakness instead of disclosing your conclusion on the effectiveness of your internal control over financial reporting. Please revise your disclosures to provide the following in future filings:
    - Please revise your disclosures to clearly state your conclusion regarding the effectiveness of your disclosure controls and procedures;
    - Please specifically state your conclusion regarding the effectiveness of your internal control over financial reporting; and
    - We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between disclosure controls

and procedures and internal control over financial reporting. Given the reference to your material weakness, please consider the impact on your overall conclusion regarding the effectiveness of your disclosure controls and procedures.
Refer to Items 307 and 308 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant at 202-551-3733 or John Cash, Accounting Branch Chief at 202-551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing